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                              June 9, 2022

       Rafael Japur
       Chief Financial Officer
       GERDAU S.A.
       Av. Dra. Ruth Cardoso, 8,501-8th floor
       Sao Paulo, Brazil CEP 05425-070

                                                        Re: GERDAU S.A.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            File No. 001-14878

       Dear Mr. Japur:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2021

       Item 4. Company Information, page 18

   1. Please tell us if you have assessed the materiality of your mining operations as required by
                                                        Item 1301 of Regulation
S-K. In your response please explain the qualitative and
                                                        quantitative factors
that you considered in your materiality analysis, as suggested in Item
                                                        1301(c) of Regulation
S-K with respect to determining whether your mining operations are material.
       Note 2 - Summary of Significant Accounting Practices
       Note 2.15 - Revenue Recognition, page F-20

   2. We note your disclosure that revenues from sales of products are recognized to depict the transfer of promised
goods or services to customers in an amount that reflects the consideration to which
the entity expects to be entitled in exchange for those goods or services. Please revise
your note to disclose when you typically satisfy your performance obligations, such as
upon shipment or upon delivery, and the significant judgments made
 Rafael Japur
FirstName  LastNameRafael Japur
GERDAU S.A.
Comapany
June 9, 2022NameGERDAU S.A.
June 9,
Page 2 2022 Page 2
FirstName LastName
         in evaluating when customers obtain control of promised goods or services. Also disclose the nature of any obligations for returns, refunds and any warranties or related obligations. See guidance in paragraphs 119 and 125 of IFRS 15.
Notes to the Financial Statements
Note 19 - Tax, Civil and Labor Claims and Contingent Assets, page F-45

3. We note that you are currently involved in several matters that have and may result in the recovery or payment of additional taxes. Please tell us and revise your disclosures to clearly describe your accounting policy for these matters. In doing so, specify the taxes that fall within the scope of IAS 12 and those that fall within the scope of other guidance, such as IAS 37, and tell us how you arrived at your determination. We note your disclosure of several different taxes, such as ICMS, PIS, COFINS, IRPJ, and CSLL.
         Also tell us and disclose how apply IFRIC 23 in recognizing and measuring the effect of tax uncertainties.
IV) Eletrobras Compulsory Loan, page F-51

4. We note that you recognized gains related to the Eletrobras Compulsory Loans during fiscal years 2020 and 2021. Although the fiscal 2021 gains are separately presented on the statements of income, it is unclear where you have classified the R$436 million of fiscal 2020 gains. Please explain to us and revise to disclose where the fiscal 2020 amounts are presented on your statements of income and, in doing so, explain the reasons for the apparent classification difference between periods.
Note 27 - Segment Reporting, page F-64

5. We note the "eliminations and adjustments" column used to reconcile the total of the segment measures to the consolidated amounts. We also note your disclosure that this column "includes the elimination of sales between segments in the context of the Consolidated Financial Statements." Please tell us and revise to disclose the nature of any other material reconciling items within this column. Ensure that you tell us and disclose the nature of any material adjustments arising from different accounting policies.
         See paragraph 28 of IFRS 8. Also revise to present revenue from external customers for each of your products or group of similar products in accordance with paragraph 32 of
         IFRS 8. If the necessary product information is not available and the cost to develop it would be excessive, please revise to disclose this fact.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Rafael Japur
GERDAU S.A.
June 9, 2022
Page 3

      You may contact Claire Erlanger at (202) 551-3301 or Andrew Blume at
(202) 551-
3254 with any questions.



FirstName LastNameRafael Japur                         Sincerely,
Comapany NameGERDAU S.A.
                                                       Division of Corporation
Finance
June 9, 2022 Page 3                                    Office of Manufacturing
FirstName LastName